# Statement of Cash Flows   "Unaudited"

January - December 2018

| | Total |
|---|---:|
| **OPERATING ACTIVITIES** | |
| Net Income | -312,697.90 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accounts Receivable (A/R) | -75,000.00 |
| Accumulated Amortization | 36,573.00 |
| Domain name purchases | -742.86 |
| Accounts Payable (A/P) | 27,671.79 |
| Nova Spivack (1409) Chase Business Card | 18,717.74 |
| Due to CEO- Hans Koch | 30.00 |
| Intercompany Liabilities :Due to Magical Technologies Due to Magical Technologies (Exp Pd) | 9,838.88 |
| Intercompany Liabilities :Due to Magical Technologies :Due to Magical Technologies (Funds Transfer) | 5,000.00 |
| Intercompany Liabilities :Due to Nova Spivack | -48.67 |
| Intercompany Liabilities :Due to Zambala - AMEX | 943.16 |
| Loan Payable - Red Tower Capital | -40,959.82 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-17,976.78** |
| **Net cash provided by operating activities** | **-330,674.68** |
| **INVESTING ACTIVITIES** | |
| Platform Engineering- | -182,865.07 |
| San Francisco 49ers Sponsorship | -200,000.00 |
| Software Asset - Coin-In | -208,000.00 |
| Start Up Costs | -63,693.89 |
| **Net cash provided by investing activities** | **-654,558.96** |
| **FINANCING ACTIVITIES** | |
| 2018 Convertible Notes | 440,000.00 |
| 2018 Convertible Notes:2018 Convertible Notes Accrued Interest | 27,534.62 |
| Partner Bridge Note | 1,276.77 |
| Promissory Note | 60,000.00 |
| Promissory Note:Promissory Note Accrued Interest | 13,937.46 |
| Promissory Note-Coin-In Acquisition | 208,148.16 |
| Class A Common Stock (Options/83b) | 5.00 |
| Warrant - Cooley Atty at Law | 0.05 |
| **Net cash provided by financing activities** | **750,902.06** |
| **NET CASH INCREASE FOR PERIOD** | **-234,331.58** |
| Cash at beginning of period | 566,871.37 |
| **CASH AT END OF PERIOD** | **$332,539.79** |

# Statement of Cash Flows  "Unaudited"

January - December 2019

| | Total |
|---|---:|
| **OPERATING ACTIVITIES** | |
| Net Income | -330,456.57 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Other Asset | 7,500.00 |
| Accounts Payable (A/P) | -45,203.13 |
| Nova Spivack (1409) Chase Business Card | -479.63 |
| Due to CEO- Hans Koch | 184,476.72 |
| Intercompany Liabilities :Due to Magical Technologies :Due to Magical Technologies (Exp Pd) | -134,574.79 |
| Intercompany Liabilities :Due to Magical Technologies (deleted):Due to Magical Technologies (Funds Transfer) | -305,000.00 |
| Intercompany Liabilities :Due to Nova Spivack | 4,124.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-289,156.83** |
| **Net cash provided by operating activities** | **-619,613.40** |
| **INVESTING ACTIVITIES** | |
| Start Up Costs | -39,788.51 |
| **Net cash provided by investing activities** | **-39,788.51** |
| **FINANCING ACTIVITIES** | |
| 2018 Convertible Notes | 75,000.00 |
| Partner Bridge Note | 177,375.00 |
| Promissory Note | 80,800.00 |
| Promissory Note:Promissory Note Accrued Interest | -4,216.12 |
| **Net cash provided by financing activities** | **328,958.88** |
| **NET CASH INCREASE FOR PERIOD** | **-330,443.03** |
| Cash at beginning of period | 332,539.79 |
| **CASH AT END OF PERIOD** | **$2,096.76** |